Exhibit 99.1

Condensed Consolidated Interim Financial Statements of
Almaden Minerals Ltd.

First Quarter Ended March 31, 2012

NOTICE OF NO AUDITOR REVIEW OF INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated interim financial statements of Almaden Minerals Ltd. for the three months ended March 31, 2012 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)
	March 31,	December 31,
	2012	2011

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 14)	22,816,035	21,184,159
Accounts receivable and prepaid expenses (Note 4)	1,052,711	1,148,406
Marketable securities (Note 5)	4,644,300	8,471,167
Inventory (Note 6)	274,768	274,768
	28,787,814	31,078,500

Non-current assets
Investments in associates (Note 7)	10,338,517	10,179,423
Exploration and evaluation assets deposit (Note 10(g)(vi))	138,929	138,929
Reclamation deposit	109,764	129,764
Contingent share receivable (Note 8)	482,700	662,700
Property, plant and equipment (Note 9)	1,184,143	1,245,543
Exploration and evaluation assets (Note 10)	12,418,023	10,470,410
	24,672,076	22,826,769
TOTAL ASSETS	53,459,890	53,905,269

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	594,041	565,097
	594,041	565,097

EQUITY
Share capital (Note 11)	73,353,977	73,353,977
Reserves (Note 11)	7,134,464	6,861,644
Deficit	(27,622,592)	(26,875,449)
	52,865,849	53,340,172
TOTAL EQUITY AND LIABILITIES	53,459,890	53,905,269
Commitments (Note 15)

These consolidated financial statements are authorized for issue by the Board of Directors on May 10, 2012.
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/James E. McInnes
Director	Director

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of comprehensive loss
(Unaudited - Expressed in Canadian dollars)
	Three months ended March 31,
	2012	2011

	$	$
Revenue
Interest income	30,141	27,841
Other income	12,300	12,300
	42,441	40,141
Expenses (income)
Write-down of interest in mineral properties	134,150	128,495
General and administrative expenses (Schedule 1)	586,412	443,358
General exploration expenses	191,121	251,622
Share-based payments	-	60,300
	911,683	883,775
Operating loss	(869,242)	(843,634)

Other income (loss)
Income on mineral property options	26,750	-
Gain (loss) on equity investment (Note 7)	159,094	(21,748)
Gain (loss) on sale of marketable securities	163,130	(5,560)
Loss on fair-value of contingent share receivable (Note 8)	(180,000)	-
Gain (loss) on sale of property, plant and equipment	3,051	(1,397)
Foreign exchange loss	(49,926)	9,505
Loss before income taxes	(747,143)	(862,834)
Income tax recovery	-	20,000

Net loss for the period	(747,143)	(842,834)

Other comprehensive income
Net change in fair value of available-for-sale financial assets,
net of tax of nil	(72,318)	140,657
Reclassification adjustment relating to available-for-sale
financial assets disposed of in the period, net of tax of nil	345,138	5,300
Other comprehensive income for the period	272,820	145,957

Total comprehensive loss for the period	(474,323)	(696,877)

Basic and diluted net loss per share (Note 13)	(0.01)	(0.02)

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)
	Three months ended March 31,
	2012	2011

	$	$
Operating activities
Net loss for the period	(747,143)	(842,834)
Items not affecting cash
Income tax recovery	-	(20,000)
(Gain) loss on equity investment	(159,094)	21,748
Depreciation	71,188	56,037
(Gain) loss on sale of marketable securities	(163,130)	5,560
Loss on fair value of contingent share receivable	180,000	-
Income on mineral property options	(26,750)	-
Write-down of interest in mineral properties	134,150	128,495
Share-based payments	-	60,300
Gain (loss) on sale of property, plant and equipment	(3,051)	1,397
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	95,695	(112,624)
Accounts payable and accrued liabilities	28,944	36,044
Net cashed used in operating activities	(589,191)	(665,877)
Investing activities
Reclamation deposit	20,000	-
Marketable securities
Net proceeds	4,264,578	25,200
Property, plant and equipment
Purchases	(13,880)	(228,513)
Net proceeds	7,143	5,500
Assets classified as held for sale	-	(194,542)
Mineral properties
Costs	(2,081,774)	(1,449,104)
Net proceeds	25,000	-
Net cash from (used in) investing activities	2,221,067	(1,841,459)
Financing activities
Issuance of shares, net of share issue costs	-	631,343
Net cash from financing activities	-	631,343

Net cash inflow (outflow)	1,631,876	(1,875,993)
Cash and cash equivalents, beginning of period	21,184,159	16,087,832
Cash and cash equivalents, end of period	22,816,035	14,211,839
Supplemental cash and cash equivalents information - Note 14

Interest paid	-	-
Interest received	30,141	27,841
Taxes paid	-	-
Taxes received	-	-

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

	Share capital		Reserves
	Number of		Equity settled employee		Available-for- sale financial	Total
	shares	Amount	benefits	Warrants	assets	reserves	Deficit	Total
		$	$		$		$	$

Balance, January 1, 2011	55,500,822	62,853,930	6,152,073	888,046	(29,868)	7,010,251	(34,170,307)	35,693,874
Share-based payments	-	-	60,300	-	-	60,300	-	60,300
Private placements	100,000	360,743	-	-	-	-	-	360,743
Shares issued for cash on exercise of warrants	276,000	250,600	-	-	-	-	-	250,600
Fair value of warrants allocated to shares issued
on exercise	-	152,720	-	(152,720)	-	(152,720)	-	-
Total comprehensive loss for the period	-	-	-	-	145,957	145,957	(842,834)	(696,877)
Balance, March 31, 2011	55,876,822	63,617,993	6,212,373	735,326	116,089	7,063,788	(35,013,141)	35,668,640
Shares issued for cash on exercise of stock options	2,030,000	4,922,900	-	-	-	-	-	4,922,900
Fair value of share options allocated to shares issued
on exercise	-	2,546,300	(2,546,300)	-	-	(2,546,300)	-	-
Share-based payments	-	-	4,870,400	-	-	4,870,400	-	4,870,400
Private placements	10,000	25,500	-	-	-	-	-	25,500
Shares issued for cash on exercise of warrants	1,205,499	1,682,699	-	-	-	-	-	1,682,699
Fair value of warrants allocated to shares issued
on exercise	-	558,585	-	(558,585)	-	(558,585)	-	-
Total comprehensive loss for the period	-	-	-	-	(1,967,659)	(1,967,659)	8,137,692	6,170,033
Balance, December 31, 2011	59,122,321	73,353,977	8,536,473	176,741	(1,851,570)	6,861,644	(26,875,449)	53,340,172
Total comprehensive loss for the period	-	-	-	-	272,820	272,820	(747,143)	(474,323)
Balance, March 31, 2012	59,122,321	73,353,977	8,536,473	176,741	(1,578,750)	7,134,464	(27,622,592)	52,865,849

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

1.           Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The address of the Company’s registered office is Suite 950 –1199 West Hastings Street, Vancouver, BC, Canada V6E 3T5.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing or participation of joint venture partners to complete the development of properties and upon future profitable production or proceeds from the disposition of mineral properties.

2.           Basis of preparation

(a)           Statement of compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)           Basis of preparation

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2011 consolidated annual financial statements.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

2.           Basis of preparation (Continued)

(b)           Basis of preparation (continued)

Adoption of new and revised standards and interpretations

The IASB issued a number of new and revised International Accounting Standards, IFRS amendments and related interpretations which are effective for the Company’s financial year beginning on or after January 1, 2012. For the purpose of preparing and presenting the financial statements for the relevant periods, the Company has consistently adopted all these new standards for the relevant reporting periods.  At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods:

(i) In December 2010, the IASB issued an amendment to IAS 12 – Income taxes that provide a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted.  In addition, amendments to IFRS 7 Financial Instruments: Disclosures are effective for annual periods beginning on or after July 1, 2011 and introduce enhanced disclosure around transfers of financial assets and associated risks. The Company does not anticipate that these amendments will have a significant impact on its condensed consolidated financial statements.

(ii) The following Standards are effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of these standards.

IFRS 10 Consolidated Financial Statements will replace existing guidance on consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation – Special Purpose Entities.

IFRS 11 Joint Arrangements will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs.

IAS 27 Separate Financial Statements has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments.

IAS 28 Investments in Associates and Joint Ventures has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee.

(iii) The following Standard is effective for annual periods beginning on or after January 1, 2015. The Company is assessing the impact of this standard.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

2.           Basis of preparation (Continued)

(b)           Basis of preparation (continued)

Adoption of new and revised standards and interpretations (continued)

IFRS 9 Financial Instruments (‘‘IFRS 9’’) was issued to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification and measurement of financial assets. IFRS 9 was subsequently reissued in October 2010, incorporating new requirements on accounting for financial liabilities.

(c)           Functional currency

The presentation currency of the Company and the functional currency of the Company and each of its subsidiaries are expressed in Canadian dollar.

3.           Significant accounting policies

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2011.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2011.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included.  Operating results for the three month period ended March 31, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

4.           Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	March 31,	December 31,
	2012	2011
Accounts receivable	$ 502,116	$ 616,774
HST receivable	94,849	69,424
Allowance for doubtful accounts	(75,030)	(75,030)
Prepaid expenses	530,776	537,238
	$ 1,052,711	$ 1,148,406

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

5.           Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be other than significant or prolonged losses, are recorded as other comprehensive income or loss.  During the three months ended March 31, 2012, the Company determined that $Nil (March 31, 2011 - $Nil) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.           Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost or mining and estimated net realizable value.  The market value of the gold at March 31, 2012 is $2,656,442 (December 31, 2011 - $2,547,173).

7.           Investments in associate

Gold Mountain Mining Corporation
On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain Mining Corporation (“Gold Mountain”) acquired 100% of the Elk gold deposit. Almaden retains a 2% NSR in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain.  As part of the transaction, Almaden assigned and sold 8.25 million common shares of Gold Mountain at $0.355 per share for gross proceeds of $2,928,750 and now holds 26.75 million common shares of Gold Mountain.  Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (President, CEO and director of Almaden) became Directors of Gold Mountain.

Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Gold Mountain’s gain during the three months ended March 31, 2012 in the amount of $159,094 (March 31, 2011 - $Nil). The fair value of the investment at March 31, 2012 is $10,700,000 (December 31, 2011 - $14,177,500).

The following table summarizes the financial information of Gold Mountain for its years ended December 31, 2011 and 2010:

	December 31
	2011	2010
Total Assets	$31,794,050	$1,205,781
Total Liabilities	$628,018	$69,890
Revenue	$11,877	$-
Net income (loss)	$1,104,080	$(49,505)

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

8.           Contingent share receivable

As part of the Asset Sale Agreement with Gold Mountain, Almaden received an additional 2 million common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and

ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

Any bonus shares not released from escrow within five years will be cancelled.  The Company has recorded a contingent share receivable of $120,000 (March 31, 2011 - $Nil) based on management’s best estimate of the fair value of the common shares as at March 31, 2012 and a loss on fair value adjustment of $24,000 (March 31, 2011 - $Nil) in the statement of comprehensive loss during the three month ended March 31, 2012.

On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”).  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco.  In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares.  An additional 7 million common share will be issued to Almaden under the following conditions:

i.	1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,

ii.	2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,

iii.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and

iv.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.

The Company has recorded a contingent share receivable of $482,700 (March 31, 2011 - $Nil) based on management’s best estimate of the fair value of the common shares as at March 31, 2012 and a loss on fair value adjustment of $156,000 (March 31, 2011 - $Nil) in the statement of comprehensive loss during the three month ended March 31, 2012.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

9.           Property, plant and equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2011	553,318	139,195	316,495	160,053	65,106	380,532	27,181	1,214,680	2,856,560
Additions	8,327	-	-	5,553	-	-	-	-	13,880
Disposals	(42,822)	-	-	-	-	-	-	-	(42,822)
March 31, 2012	518,823	139,195	316,495	165,606	65,106	380,532	27,181	1,214,680	2,827,618

Accumulated depreciation
December 31, 2011	339,981	121,415	248,719	93,271	55,529	251,417	27,181	473,504	1,611,017
Disposals	(38,730)	-	-	-	-	-	-	-	(38,730)
Depreciation	16,006	889	5,083	5,217	479	6,456	-	37,058	71,188
March 31, 2012	317,257	122,304	253,802	98,488	56,008	257,873	27,181	510,563	1,643,475

Carrying amounts
December 31, 2011	213,337	17,780	67,776	66,782	9,577	129,115	-	741,176	1,245,543
March 31, 2012	201,566	16,891	62,693	67,118	9,098	122,659	-	704,117	1,184,143

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

10.           Exploration and evaluation assets

	Tuligtic	El Cobre	ATW	Willow	Caldera	San Carlos	Other Properties	Total
Mineral properties	$	$	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2011)	231,059	45,599	46,451	148,254	50,205	1	495,156	1,016,725
Additions	-	-	-	-	-	-	6,590	6,590
Proceeds from options	-	-	-	-	-	-	(26,750)	(26,750)
Proceeds received from options on mineral properties in excess of cost-reclassified to income	-	-	-	-	-	-	26,750	26,750
Closing balance (March 31, 2012)	231,059	45,599	46,451	148,254	50,205	1	501,746	1,023,315
Deferred exploration costs
Opening balance (December 31, 2011)	6,012,795	742,292	1,390,111	629,914	432,595	-	245,978	9,453,685
Costs incurred during the period
Drilling and related costs	318,868	-	-	-	-	-	-	318,868
Professional/technical fees	167,226	6,835	-	3,750	361	111	14,014	192,297
Claim maintenance/lease cost	195,086	14,459	8,098	-	15,217	27,986	111,813	372,659
Geochemical	591,970	-	-	-	-	-	2,391	594,361
Travel and accommodation	36,399	2,306	-	-	-	-	14,512	53,217
Geology, exploration	292,346	58,916	-	117	-	-	-	351,379
Supplies and misc.	25,889	610	524	-	-	-	1,312	28,335
Geophysical, geosciences	-	142,500	-	-	-	-	24,327	166,827
Reclamation, environmental	8,910	3,116	-	-	-	-	-	12,026
Recoveries	-	-	-	-	(14,796)	-	-	(14,796)

Write-down of deferred exploration costs	-	-	-	-	-	(28,097)	(106,053)	(134,150)
	1,636,694	228,742	8,622	3,867	782	-	62,316	1,941,023
Closing balance (March 31, 2012)	7,649,489	971,034	1,398,733	633,781	433,377	-	308,294	11,394,708
Total exploration& evaluation assets	7,880,548	1,016,633	1,445,184	782,035	483,582	1	810,040	12,418,023

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

10.           Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)           Tuligtic

The Company acquired a 100% interest in the Tuligtic property.

(b)           El Cobre

During 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup.  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco. Goldgroup also transferred to Almaden its 40% interest in the El Cobre property. The Company owns 100% interest in the El Cobre property.

(c)           ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(d)           Willow

The Company acquired a 100% interest in the Willow property in Nevada by staking in 2007.

(e)           Caldera

The Company acquired a 100% interest in the Caldera property by staking.  During 2010, the Company entered into an agreement with Windstorm Resources Inc. ("Windstorm") to earn a 60% interest in the property.  Windstorm would have to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years.  Subsequent to March 31, 2012, Windstorm terminated the Option Agreement.

(f)           San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchasing a 100% interest in the San Jose claim.  The write-down recognized in the three months ended March 31, 2012 is $28,098 (March 31, 2011 - $29,579).

(g)           Other

(i)      Nicoamen River
The Company staked and acquired a 100% interest in the Nicoamen River property.  During 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”) to earn a 60% interest.  During 2011, Fairmont terminated its option on the property.

(ii)      Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

10.           Exploration and evaluation assets (Continued)

(g)           Other (continued)

(iii)      Merit
The Company acquired a 100% interest in the Merit property by staking.  During 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest.  Sunburst has to incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.

(iv)      Yago
The Company acquired a 100% interest in the Tepic claim by staking and purchasing a 100% interest in the La Sarda, Guadalupe and Sagitario claims. During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim. During 2007, the Company acquired a 100% interest in the As de Oro claim.   The write-down recognized in the three months ended March 31, 2012 is $28,462 (March 31, 2011 - $40,189).

(v)       Bufa
The Company staked and acquired a 100% interest in the Guadalupe claim.  During 2010, the Company sold its 100% interest in the property to Lincoln Gold Corp.  The Company retains a 2% NSR.

(vi)       Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572 was paid, representing 20% of the purchase price. The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.    The Company subsequently entered into an agreement with now Golden Minerals Company (“Golden Minerals”) formerly Apex Silver Mines Limited to earn a 60% interest.  Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).

(vii)       Tropico
During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. entered into an agreement with Skeena Resources Ltd. (“Skeena”) to earn a 60% interest. Skeena must incur expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.  During 2010, the joint venture sold its 100% interest in the property to Skeena.  The Company received 2,560,000 common shares of Skeena (fair market value on receipt - $153,600).  The joint venture retains a 2% NSR interest in the property.

(viii)      Other write-downs of interest in mineral properties
The Company wrote down its interest in other mineral properties in aggregate by $77,590 during the three months ended March 31, 2012 (March 31, 2011 - $40,012).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

11.           Share capital and reserves

(a)           Authorized share capital

At March 31, 2012, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)           Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At March 31, 2012, the Company had reserved 482,232 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  The continuity of stock options for the three months ended March 31, 2012 is as follows:

Expiry date	Exercise price	December 31, 2011	Granted	Exercised	Expired/ cancelled	March 31, 2012
March 25, 2012	$ 3.90	45,000	-	-	45,000	-
September 10, 2012	$ 2.32	500,000	-	-	-	500,000
November 1, 2012	$ 2.72	60,000	-	-	-	60,000
November 15, 2012	$ 2.68	100,000	-	-	-	100,000
December 13, 2012	$ 4.30	25,000	-	-	-	25,000
March 17, 2013	$ 2.35	40,000	-	-	-	40,000
December 29, 2013	$ 0.68	125,000	-	-	-	125,000
November 25, 2014	$ 0.81	150,000	-	-	-	150,000
January 4, 2015	$ 1.14	1,040,000	-	-	-	1,040,000
June 21, 2015	$ 1.00	240,000	-	-	-	240,000
July 16, 2015	$ 0.92	200,000	-	-	-	200,000
August 27, 2015	$ 2.22	205,000	-	-	-	205,000
September 20, 2015	$ 2.67	100,000	-	-	-	100,000
November 22, 2015	$ 2.73	125,000	-	-	-	125,000
June 8, 2016	$ 3.29	2,320,000	-	-	-	2,320,000
August 15, 2016	$ 2.93	200,000	-	-	-	200,000
Options outstanding and exercisable		5,475,000	-	-	45,000	5,430,000

Weighted average
exercise price		$ 2.39	-	-	$ 3.90	$ 2.33

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

12.           Related party transactions and balances

(a)           Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer and the Chief Financial Officer.  The aggregate compensation paid or payable to key management for services is as follows:

	March 31, 2012	March 31, 2011

Salaries and short-term employee benefits	$ 153,750(I)	$ 80,031(II)
Directors’ fees	39,000	33,000
	$ 192,750	$ 113,031

(I)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company controlled by the Chairman of the Company, was paid $56,250 for geological services provided to the Company.  An additional $3,000 was paid to Hawk Mountain for marketing and general administration.

(II)	Hawk Mountain was paid $52,563 for geological services. An additional $12,625 was paid to Hawk Mountain for marketing and general administration.

(b)           Other related party transactions

i)  Gold Mountain Mining Corporation

Gold Mountain has two Directors, Duane Poliquin and Morgan Poliquin, in common with Almaden, and Almaden owns 38.8% of Gold Mountain’s common shares.

ii)  Windstorm Resources Ltd. (“Windstorm”)

Windstorm’s President and Director, Gerald Carlson, is also a Director of Almaden. Almaden also owns common shares in Windstorm.

In September 2010, the Company optioned the Caldera property to Windstorm such that Windstorm may earn a 60% interest in the property by issuing one million common shares to Almaden and completing $5 million in exploration work, both over a six year period, with $150,000 to be spent during the first year of the agreement.  Subsequent to March 31, 2012, Windstorm terminated the Option Agreement.

iii)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

13.           Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended March 31, 2012 was based on the loss attributable to common shareholders of $747,143 (March 31, 2011 – $842,834 loss) and a weighted average number of common shares outstanding of 59,122,321 (March 31, 2011 – 55,675,411).

The calculation of diluted net loss per share for the three months ended March 31, 2012 includes the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares, which comprise of 5,430,000 stock options.  For the three months ended March 31, 2011, diluted net loss per share did not include the effect of stock options as they are anti-dilutive.

14.           Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	March 31, 2012	March 31, 2011

Investing activities
Reversal of warrants reserve on exercise of warrants	$ -	$ 152,720

Supplemental information regarding the split between cash and cash equivalents is as follows:

	March 31, 2012	March 31, 2011

Cash	$ 4,716,149	$ 2,220,150
Government of Canada (T-Bills)	14,244,854	3,995,880
Bankers Acceptance	3,855,032	7,995,809
	$ 22,816,035	$ 14,211,839

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

15.           Commitments

(a)	The Company has, in the normal course of business, entered into various long-term contracts which include commitments for future operating payments for the rental of premises as follows:

2012	$ 52,250
2013	67,000
2014	75,000
2015	81,000
2016	6,700
Thereafter	-
$281,950

(b)	The Company entered into a contract with its Chairman for remuneration of $225,000 annually (amended), for two years, renewable for two additional successive terms of 24 months.

16.           Financial instruments

The fair values of the Company’s accounts receivable and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)           Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $95,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $1,000.

(b)           Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company’s HST and VAT receivables consist primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company also has other accounts receivable from various entities including optionees.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

16.           Financial instruments (Continued)

(c)           Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the statement of financial position date.

(d)           Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $150,000.

(e)           Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $27,000.

(f)           Classification of financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$22,816,035	$-	$-	$22,816,035
Marketable securities	4,644,300	-	-	4,644,300
	$27,460,335	$-	$-	$27,460,335

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2012
(Unaudited - Presented in Canadian dollars)

17.           Management of capital

The Company considers its capital to consist of common shares, stock options and warrants.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

18.           Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	March 31, 2012	December 31, 2011

Canada	$2,574,992	$6,139,926
United States	1,076,626	1,072,760
Mexico	9,950,548	4,507,267
	$13,602,166	$11,717,953

The Company’s revenues arose primarily from interest income on corporate cash reserves and investment income.  The Company earns revenue in the following geographic locations as determined by the location of the mineral properties:

	March 31, 2012	December 31, 2011

Canada	$42,441	$248,712
United States	-	-
Mexico	-	-
	$42,441	$248,712

Almaden Minerals Ltd.		Schedule 1
(an exploration stage company)
Consolidated schedules of general and administrative expenses
(Unaudited - Expressed in Canadian dollars)
	Three months ended March 31,
	2012	2011

	$	$

Professional fees	151,136	70,554
Salaries and benefits	106,258	38,063
Travel and promotion	54,940	87,137
Depreciation	71,188	56,037
Office and license	31,445	44,314
Rent	39,546	43,034
Stock exchange fees	60,781	36,593
Insurance	27,514	26,517
Transfer agent fees	4,604	5,698
Directors fees	39,000	35,411
	586,412	443,358